UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

BBQ Holdings, Inc.

(Name of Subject Company)

Grill Merger Sub, Inc.

(Offeror)

(Names of Filing Persons)

MTY Franchising USA, Inc.

(Parent of Offeror)

(Names of Filing Persons)

MTY Food Group Inc.

(Indirect and Ultimate Parent of Offeror) (Names of Filing Persons)

Common stock, par value $0.01 per share

(Title of Class of Securities)

698814100

(CUSIP Number of Class of Securities)

Eric Lefebvre

Chief Executive Officer

Grill Merger Sub, Inc.

MTY Franchising USA, Inc.

MTY Food Group Inc.

8210, route Transcanadienne

St. Laurent, QC, H4S 1M5

Canada

(514) 336-9222

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Shai Kalansky Steven G. Rowles Morrison & Foerster LLP 12531 High Bluff Drive, Suite 100 San Diego, California 92130 United States of America (858) 720-5100	W. Todd Carlisle David W. Drum Dentons Sirote PC 2311 Highland Avenue South Birmingham, AL 35205 (205) 930-5100

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$193,312,450	$17,920

*

Calculated solely for purposes of determining the filing fee. The transaction value was calculated by adding (a) 10,760,055 shares of issued and outstanding common stock, par value $0.01 per share (the “Shares”), of BBQ Holdings, Inc., a Minnesota corporation (“BBQ Holdings”), multiplied by the offer price of $17.25 per Share, (b) 321,490 Shares issuable pursuant to outstanding options to acquire Shares from BBQ Holdings with an exercise price less than the offer price of $17.25 per share, multiplied by $10.13, which is the offer price of $17.25 per Share less the weighted- average exercise price for such options of $7.12 per Share, and (c) 257,670 Shares issuable pursuant to outstanding time-based and performance- based restricted stock units multiplied by the offer price of $17.25 per Share. The calculation of the filing fee is based on information provided by BBQ Holdings as of August 8, 2022.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2022, issued August 23, 2021, by multiplying the transaction value by 0.0000927.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$17,920	Filing Party:	Grill Merger Sub, Inc.
Form or Registration No:	Schedule TO	Date Filed:	August 24, 2022

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments, modifications and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission on August 24, 2022, by Grill Merger Sub, Inc. (“Purchaser”), a Minnesota corporation and a wholly owned subsidiary of MTY Franchising USA, Inc. (“MTY”), a Tennessee corporation and a wholly owned subsidiary of MTY Food Group Inc. (“Parent”). The Schedule TO relates to the tender offer by Purchaser for any and all of the outstanding shares of common stock, par value $0.01 per share (“Shares”), of BBQ Holdings, Inc. (“BBQ Holdings”), at a price of $17.25 per Share, without interest, net to the seller in cash, and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 24, 2022, a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”, a copy of which is attached as Exhibit (a)(1)(B), and which, together with the Offer to Purchase and other related materials, as each may be amended, modified or supplemented from time to time, constitutes the “Offer”).

The information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference to the extent stated herein in response to Items 1 through 9 and Item 11 of the Schedule TO, and is supplemented by the information specifically provided in this Amendment.

Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:

“The Offer and withdrawal rights expired as scheduled one minute following 11:59 p.m. (12:00 midnight), New York City Time, on Wednesday, September 21, 2022. The Depositary has indicated that a total of 9,724,637 Shares (excluding Shares with respect to which notices of guaranteed delivery were delivered but which Shares were not delivered) have been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 91.94% of the outstanding Shares as of the Expiration Time. The number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfies the Minimum Condition. All conditions to the Offer having been satisfied or waived, Purchaser has accepted for payment and will promptly pay for all such Shares in accordance with the Offer.

As a result of its acceptance of the Shares tendered in the Offer, Purchaser acquired a sufficient number of Shares to complete the Merger without a vote of the shareholders of the company pursuant to Section 302A.613(4) of the MBCA. Accordingly, BBQ Holdings and Purchaser expect to consummate the Merger on September 27, 2022 pursuant to Section 302A.613(4) of the MBCA. Pursuant to the Merger Agreement, in the Merger, each Share that is issued and outstanding immediately prior to the Effective Time (other than any Shares (i) owned by BBQ Holdings as treasury stock, (ii) owned by Purchaser or MTY (or their respective wholly-owned subsidiaries) or that were irrevocably accepted for purchase by Purchaser in the Offer, or (iii) held by BBQ Holdings shareholders who properly asserted dissenters’ rights to obtain payment for the fair value of their Shares and who did not lose or withdraw their dissenters’ rights under the MBCA) will be converted automatically into the right to receive $17.25 in cash, without interest and less any applicable withholding taxes (which is the same amount per Share paid in the Offer). Following the Merger, all Shares will be delisted from NASDAQ and deregistered under the Exchange Act.

On September 26, 2022, Parent issued a press release relating to the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(B) hereto.”

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(B)	Press Release issued by MTY Food Group Inc., dated September 26, 2022.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated August 24, 2022.

(a)(1)(B)*	Letter of Transmittal, dated August 24, 2022.

(a)(1)(C)*	Notice of Guaranteed Delivery, dated August 24, 2022.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 24, 2022.

(a)(1)(E)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 24, 2022.

(a)(1)(F)*	Summary Advertisement, as published in the New York Times on August 24, 2022.

(a)(5)(A)*	Joint Press Release issued by MTY Food Group, Inc. and BBQ Holdings, Inc., dated August 9, 2022 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K by BBQ Holdings, Inc. filed on August 9, 2022).

(a)(5)(B)†	Press Release issued by MTY Food Group, Inc., dated September 26, 2022.

(b)(1)*+	Second Amended and Restated Credit Agreement (“Credit Agreement”), dated as of September 23, 2019, among MTY Food Group Inc. and MTY Franchising USA, Inc. as Borrowers (the “Borrowers”), the guarantors named on the signature pages thereof, as Guarantors (the “Guarantors”),The Toronto- Dominion Bank as Canadian Agent (the “Canadian Agent”), Toronto Dominion (Texas) LLC as U.S. Agent (the “US Agent” and collectively with the Canadian Agent, the “Agents”), the financial institutions identified on the signature pages thereto as Revolving Lenders (the “Lenders”), TD Securities and National Bank Financial Markets as Co-Lead Arrangers and Joint Bookrunners, and Bank of Montreal and the Bank of Nova Scotia as Co-Documentation Agents.

(b)(2)*+	First Amending Agreement to the Credit Agreement dated as of May 22, 2020, among the Borrowers, the Guarantors, the Lenders and the Agents.

(b)(3)*+	Second Amending Agreement to the Credit Agreement dated as of April 22, 2021, among the Borrowers, the Guarantors, the Lenders and the Agents.

(d)(1)*	Agreement and Plan of Merger, dated as of August 8, 2022, by and among MTY Franchising USA, Inc., Grill Merger Sub, Inc. and BBQ Holdings, Inc. (incorporated by reference to Exhibit 2.1 to BBQ Holdings, Inc.’s Current Report on Form 8-K filed on August 9, 2022).

(d)(2)*	Confidentiality Agreement, dated as of May 31, 2022, by and between BBQ Holdings, Inc. and MTY Food Group Inc.

(d)(3)*	Tender and Support Agreement, by and among MTY Franchising USA, Inc., Grill Merger Sub, Inc. and each stockholder party thereto (incorporated by reference to Exhibit 99.1 to BBQ Holdings, Inc.’s Current Report on Form 8-K filed on August 9, 2022).

(d)(4)*	Guarantee, dated as of August 8, 2022, by MTY Food Group Inc. in favor of BBQ Holdings, Inc.

(d)(5)*	Letter of Intent, dated as of July 7, 2022, by and among MTY Franchising USA, Inc. and BBQ Holdings, Inc.

(d)(6)*	Letter of Intent, dated as of May 26, 2022, by and among MTY Franchising USA, Inc. and BBQ Holdings, Inc.

(d)(7)*	Consent and Waiver to the Support Agreement, dated September 13, 2022, by Purchaser and MTY in favor of Jeffrey Crivello.

(g)	None.

(h)	None.

*	Previously filed.
+	Confidential portions of this exhibit have been omitted.
†	Filed herewith.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

GRILL MERGER SUB, INC.

By:	/s/ Eric Lefebvre
Name: Eric Lefebvre
Title: Chief Executive Officer

MTY FRANCHISING USA, INC.

By:	/s/ Eric Lefebvre
Name: Eric Lefebvre
Title: Chief Executive Officer

MTY FOOD GROUP INC.

By:	/s/ Eric Lefebvre
Name: Eric Lefebvre
Title: Chief Executive Officer

Dated: September 26, 2022